Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Weibo Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Weibo Corporation and its subsidiaries (the “Company”) as of June 30, 2021 and December 31, 2020, and the related consolidated statements of comprehensive income, of shareholders’ equity and of cash flows for the six-month period ended June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and December 31, 2020, and the results of its operations and its cash flows for the six-month period ended June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of investments in equity securities without readily determinable fair value

As described in Note 2 and 4 to the consolidated financial statements, the Company’s consolidated investments in equity securities without readily determinable fair value amounted to $453.5 million as of June 30, 2021. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, management makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, management estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.  The Company recognized impairment losses of $66.6 million for the six months ended June 30, 2021.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in equity securities without readily determinable fair value is a critical audit matter are there was significant judgment by management in making the qualitative assessment of whether investments in equity securities are impaired. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures to evaluate the reasonableness of significant judgments management applied in determining whether the investments in equity securities are impaired.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of investments in equity securities without readily determinable fair value, including controls over the qualitative assessment of whether investments in equity securities are impaired. These procedures also included, among others, testing management’s process for making the qualitative assessment of whether investments in equity securities are impaired by assessing the investees’ performance data as well as other relevant market information considered by management.

Valuation of Allowance for Credit Losses –Loans to and interest receivable from other related parties

As described in Notes 2 and 10 to the consolidated financial statements, the Company’s balance of loans to and interest receivable from other related parties, net of allowance for credit losses, was $336.6 million as of June 30, 2021. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis, based on lifetime expected credit losses of these loans and interest receivable by estimating loan collection schedule, then discounting these cash flows to their present values. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and performance forecasts.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on loans to and interest receivable from other related parties is a critical audit matter are there was significant judgement and estimation by management in determining the allowance for credit losses, to adjust the loans and interest receivable to the amount that will be collected. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence obtained related to the aforementioned estimate of the allowance for credit losses. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for credit losses estimation process. These procedures also included, among others (i) evaluating the appropriateness of the valuation models and methodology used in management's credit loss estimates; (ii) testing the completeness, accuracy and relevance of underlying data used in the models, including the borrowers’ current financial condition, historical performance data and future forecasts used in the estimates; and (iii) evaluating the reasonableness of the estimated collection schedule and discount rate. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness and mathematical accuracy of the valuation models and certain significant assumptions.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

November 18, 2021

We have served as the Company's auditor since 2013.

WEIBO CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for par value)

	As of
	December 31,	June 30,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	$1,814,844	$2,005,106
Short-term investments	1,682,048	930,822
Accounts receivable due from third parties, net of allowances of $29,061 and $35,880 as of December 31, 2020 and June 30, 2021, respectively	314,159	467,246
Accounts receivable due from Alibaba, net of allowances of nil and nil as of December 31, 2020 and June 30, 2021, respectively (Note 10)	135,321	122,991
Accounts receivable due from other related parties, net of allowances of $6,095 and nil as of December 31, 2020 and June 30, 2021, respectively (Note 10)	42,530	40,972
Prepaid expenses and other current assets (including loans to and interest receivable from other related parties of $158,622 and $336,558 as of December 31, 2020 and June 30, 2021, respectively)	296,757	587,293
Amount due from SINA (Note 10)	548,900	498,618
Total current assets	4,834,559	4,653,048
Property and equipment, net	60,632	61,033
Operating lease assets	7,176	12,260
Intangible assets, net	146,976	157,177
Goodwill	61,712	113,604
Long-term investments	1,179,466	1,123,258
Other non-current assets	44,596	582,345
Total assets	$6,335,117	$6,702,725
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of $538,269 and $655,757 as of December 31, 2020 and June 30, 2021, respectively.)
Accounts payable	$149,509	$159,497
Accrued and other liabilities	556,753	692,390
Operating lease liability, short-term	5,580	5,594
Income taxes payable	102,844	89,100
Deferred revenues	143,684	146,085
Total current liabilities	958,370	1,092,666
Long-term liabilities
Convertible debt	892,399	894,470
Unsecured senior notes	1,536,112	1,537,264
Deferred tax liability	58,299	56,048
Operating lease liability, long-term	1,505	6,154
Other non-current liabilities	2,102	8,505
Total long-term liabilities	2,490,417	2,502,441
Total liabilities	$3,448,787	$3,595,107

Commitments and contingencies (Note 17)

Redeemable non-controlling interests (Note 18)	$57,714	$69,359

Shareholders’ equity:
Ordinary shares: $0.00025 par value; 2,400,000 and 2,400,000 shares (including 1,800,000 Class A ordinary shares, 200,000 Class B ordinary shares and 400,000 shares to be designated) authorized; 227,688 shares (including 125,909 Class A ordinary shares and 101,779 Class B ordinary shares) and 228,281 shares (including 126,502 Class A ordinary shares and 101,779 Class B ordinary shares) issued and outstanding as of December 31, 2020 and June 30, 2021, respectively.	$57	$57
Additional paid-in capital	1,201,622	1,239,461
Accumulated other comprehensive income	79,526	108,452
Retained earnings	1,531,220	1,662,068
Total Weibo shareholders’ equity	2,812,425	3,010,038
Non-controlling interests	16,191	28,221
Total shareholders’ equity	2,828,616	3,038,259
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$6,335,117	$6,702,725

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except per share data)

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
Revenues:
Advertising and marketing revenues
Third parties	$497,855	$728,818
Alibaba (Note 10)	72,542	109,918
SINA (Note 10)	27,624	30,931
Other related parties (Note 10)	17,985	22,682
	616,006	892,349
Value-added services revenues	94,776	141,013
Total revenues	710,782	1,033,362
Costs and Expenses
Cost of revenues	137,694	172,318
Sales and marketing	211,220	298,368
Product development	150,370	197,985
General and administrative	47,298	62,850
Total costs and expenses	546,582	731,521
Income from operations	164,200	301,841
Income from equity method investments	3,388	13,605
Realized gain from investments	844	1,106
Fair value changes through earnings on investments, net	117,517	(69,495)
Investment related impairment	(3,920)	(66,625)
Interest income	45,609	40,068
Interest expense	(22,363)	(35,503)
Other income, net	1,356	6,808
Income before income tax expenses	306,631	191,805
Less: Provision of income taxes	56,627	61,855
Net income	$250,004	$129,950
Less: Net loss attributable to non-controlling interests	(520)	(898)
Net income attributable to Weibo’s shareholders	$250,524	$130,848

Net income	$250,004	$129,950
Other comprehensive income
Currency translation adjustments (for which there were no taxes)	(31,347)	29,222
Total comprehensive income	$218,657	$159,172
Less: Comprehensive loss attributable to non-controlling interests	(528)	(602)
Comprehensive income attributable to Weibo’s shareholders	$219,185	$159,774
Shares used in computing net income per share attributable to Weibo’s shareholders:
Basic	226,535	227,936
Diluted	227,129	229,429
Income per share:
Basic	$1.11	$0.57
Diluted	$1.10	$0.57

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars)

				Accumulated
			Additional	Other		Non-	Total
	Ordinary Shares		Paid-In	Comprehensive	Retained	controlling	Shareholders’
(Unaudited)	Shares	Amount	Capital	Income (Loss)	Earnings	Interests	Equity
Balance at December 31, 2019	226,310	$57	$1,133,913	$(68,559)	$1,217,856	$(1,448)	$2,281,819
Issuance of ordinary shares pursuant to stock plan	606	—	57	—	—	—	57
Non-cash stock-based compensation	—	—	30,188	—	—	—	30,188
Net income (loss)	—	—	—	—	250,524	(520)	250,004
Sale of a subsidiary’s shares to non-controlling shareholders	—	—	539	—	—	978	1,517
Currency translation adjustments	—	—	—	(31,339)	—	(8)	(31,347)
Balance at June 30, 2020	226,916	$57	$1,164,697	$(99,898)	$1,468,380	$(998)	$2,532,238

Balance at December 31, 2020	227,688	$57	$1,201,622	$79,526	$1,531,220	$16,191	$2,828,616
Issuance of ordinary shares pursuant to stock plan	593	—	226	—	—	—	226
Non-cash stock-based compensation	—	—	37,840	—	—	—	37,840
Net income (loss)	—	—	—	—	130,848	(898)	129,950
Compensation cost to non-controlling interest shareholders	—	—	—	—	—	2,341	2,341
Disposal of a subsidiary with non-controlling interests	—	—	(227)	—	—	(520)	(747)
Acquisition of a subsidiary with non-controlling interests	—	—	—	—	—	10,811	10,811
Currency translation adjustments	—	—	—	28,926	—	296	29,222
Balance at June 30, 2021	228,281	$57	$1,239,461	$108,452	$1,662,068	$28,221	$3,038,259

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
Cash flows from operating activities:
Net income	$250,004	$129,950
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,692	26,034
Stock-based compensation	30,188	36,221
Amortization of operating lease assets	1,872	2,508
Non-cash compensation cost to non-controlling interest shareholders	—	13,280
Provision of allowance for credit losses	25,233	10,444
Deferred income taxes	12,745	(5,061)
Income from equity method investments	(3,388)	(13,605)
Dividend received from equity method investments	—	2,880
Gain on sale of investments	(844)	(1,106)
Fair value changes through earnings on investments, net	(117,517)	69,495
Investment related impairment	3,920	66,625
Gain on disposal of property and equipment	(27)	(65)
Amortization of convertible debt and unsecured senior notes issuance cost	2,738	3,223
Changes in assets and liabilities:
Accounts receivable due from third parties	(13,265)	(162,548)
Accounts receivable due from Alibaba	(16,250)	13,846
Accounts receivable due from other related parties	33,665	8,192
Prepaid expenses and other current assets	(23,858)	1,978
Other non-current assets	(1,189)	(3,760)
Accounts payable	(20,321)	9,050
Accrued and other liabilities	(21,044)	164,593
Amount due from SINA	2,487	(16,739)
Deferred revenues	51,054	600
Operating lease liabilities	(2,100)	(2,930)
Income taxes payable	(22,531)	(14,748)
Net cash provided by operating activities	185,264	338,357
Cash flows from investing activities:
Purchases of bank time deposits and wealth management products	(793,810)	(501,944)
Maturities of bank time deposits and wealth management products	891,610	1,253,803
Investment in and prepayment on long-term investments	(257,500)	(960,446)
Proceeds from disposal of/refund of prepayment on long-term investments	62,129	168,283
Proceeds from disposal of property and equipment	38	260
Purchases of property and equipment	(15,752)	(15,491)
Prepayment for purchase of SINA Plaza	—	(132,531)
Loan to SINA	(188,194)	(310,923)
Repayment of loan by SINA	146,697	388,354
Payment for acquisitions, net of cash acquired	—	(51,873)
Net cash used in investing activities	(154,782)	(162,508)
Cash flows from financing activities:
Proceeds from employee options exercised	108	226
Proceeds from sale of a subsidiary’s equity interest to a non-controlling shareholder	1,517	—
Net cash provided by financing activities	1,625	226
Effect of exchange rate changes on cash and cash equivalents	(12,841)	14,187
Net increase in cash and cash equivalents	19,266	190,262
Cash and cash equivalents at the beginning of the period	1,452,985	1,814,844
Cash and cash equivalents at the end of the period	$1,472,251	$2,005,106
Supplemental disclosure of cash flow information
Cash paid for income taxes	$(66,199)	$(82,265)
Cash paid for interest expenses on convertible debt/unsecured senior notes	$(33,625)	$(5,625)
Supplemental schedule of non-cash investing and financing activities
Property and equipment in accounts payable	$7,767	$3,048

The accompanying notes are an integral part of these consolidated financial statements.

WEIBO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Weibo Corporation (“Weibo” or the “Company”) is a leading social media for people to create, share and discover content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world. As a microcosm of the Chinese society and a cultural phenomenon in China, Weibo allows people to be heard publicly and exposed to the rich ideas, cultures and experiences of the broader world. Media outlets use Weibo as a source of news and a distribution channel for their headline news. Government agencies and officials use Weibo as an official communication channel for disseminating information timely and gauging public opinion to improve public services. Weibo provides charities a platform to launch charitable projects, seek donations and volunteers, and leverage celebrities and organizations on Weibo to amplify their impact to society. Weibo generates its revenues mostly from advertising and marketing services, as well as from value-added services, including VIP membership, live streaming, and game-related services.

Incorporated in the Cayman Islands, Weibo Corporation is a controlled subsidiary of Sina Corporation (the “Parent” or “SINA”). In April 2014, the Company completed an initial public offering (the “IPO”) and received $306.5 million in net proceeds. Immediately prior to the completion of the IPO, all the ordinary shares held by SINA was converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders was converted into an equal number of the Class A ordinary shares, and all of its outstanding preferred shares was automatically converted into Class A ordinary shares. The call option held by a subsidiary of Alibaba Group was exercised to purchase Class A ordinary shares from SINA and the Company. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to three votes per share. Each Class B ordinary share can be converted into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares.

Weibo Corporation, an exempted company with limited liability under the laws of the Cayman Islands, is the holding company for the Weibo business. WB Online and Weibo HK are wholly owned subsidiaries of Weibo, and Weibo Technology, a wholly foreign-owned enterprise, (“the WFOE”), is a subsidiary of Weibo HK. The operation of Weibo business is carried out by various subsidiaries and variable interest entities (“VIE”) of the Company. The Company’s VIEs and VIEs’ subsidiaries are controlled by the WFOE through a series of contractual agreements. Weibo Corporation, its subsidiaries, VIEs and VIEs’ subsidiaries together are referred to as “the Group”.

The following sets forth the Company’s major subsidiaries, major VIEs and major VIEs’ subsidiary:

			Percentage of
			Direct/
			Indirect
	Date of	Place of	Economic
Company	Incorporation	Incorporation	Interest
Major Subsidiaries
Weibo Hong Kong Limited (“Weibo HK”)	July 19, 2010	Hong Kong	100%

Weibo Internet Technology (China) Co., Ltd. (“Weibo Technology” or “the WFOE”)	October 11, 2010	PRC	100%

WB Online Investment Limited (“WB Online”)	June 5, 2014	Cayman Islands	100%

Hangzhou Weishichangmeng Advertising Co., Ltd. (“Weishichangmeng”)	September 25, 2018	PRC	100%

Major VIEs
Beijing Weimeng Technology Co., Ltd (“Weimeng”)	August 9, 2010	PRC	99%

Beijing Weimeng Chuangke Investment Management Co., Ltd. (“Weimeng Chuangke”)	April 9, 2014	PRC	100%

Major VIEs' subsidiary
Beijing Weibo Interactive Internet Technology Co., Ltd. (“Weibo Interactive”)	Acquired in May 2013	PRC	100%

Intellectual Property License Agreement.

The intellectual property license agreement was entered into by and between SINA and the Company in April 2013. Under this agreement, SINA granted the Company and its subsidiaries a perpetual, worldwide, royalty-free, fully paid-up, non-sub licensable, non-transferable, limited, exclusive license of certain trademarks and a non-exclusive license of certain other intellectual property owned by SINA to make, sell, offer to sell and distribute products, services and applications on a microblogging and social networking platform. The Company granted SINA and its affiliates a non-exclusive, perpetual, worldwide, non-sub licensable, non-transferable limited license of certain of the Company’s intellectual property to use, reproduce, modify, prepare derivative works of, perform, display or otherwise exploit such intellectual property. This agreement commenced on April 29, 2013 and will continue to be in effect unless terminated by SINA should the Company breach the terms as provided in the agreement.

Transactions between SINA and Weibo

Accounts receivable directly related to Weibo but for which SINA will receive payments and remit payments to the Group, as well as accounts receivable directly from SINA, are included in the amount due from SINA. Liabilities directly related to Weibo but for which SINA will make payments and receive reimbursements from the Group, as well as liabilities directly to SINA, are included in the amount due to SINA. The amount due from/to SINA is presented as an offsetting balance on the Group’s consolidated balance sheets. Loans from SINA are presented under cash flow from financing activities, whereas loans to SINA are presented under investing activities in the consolidated statements of cash flows. Cash payment for billings from SINA for costs and expenses allocated to the Group is presented under operating activities in the consolidated statements of cash flows. The Group’s consolidated statements of comprehensive income contain all the related costs and expenses of the Weibo business, including allocation to the cost of revenues, sales and marketing expenses, product development expenses, and general and administrative expenses, which are incurred by SINA but related to the Weibo business. These allocations were based on proportional cost allocation by considering proportion of the revenues, infrastructure usage metrics and labor usage metrics, among other things, attributable to the Group and are made on a basis considered reasonable by mutual managements.

Total cost and expenses allocated from SINA were as follows:

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Cost of revenues	$11,112	$7,691
Sales and marketing	3,555	2,350
Product development	5,528	5,225
General and administrative	2,934	3,337
	$23,129	$18,603

While the costs and expenses allocated to the Group for these items are not necessarily indicative of the costs and expenses that would have been incurred if the Group had transactions with independent third party suppliers directly or hired more employees, the Company does not believe that there is any significant difference between the nature and amounts of these allocated costs and expenses and the ones that would have been incurred if the Group had transactions with independent third party suppliers directly or hired more employees.

Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, VIEs, of which the Company is the primary beneficiary, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated.

To comply with PRC laws and regulations, the Group provides a substantial amount of its services in China via the VIEs, which hold critical operating licenses that enable the Group to do business in China. Most of the Group’s revenues, costs and expense, and net income in China were generated directly or indirectly through the VIEs. The Company, through the WFOE, has signed various agreements with the VIEs to allow the transfer of economic benefits from the VIEs to the Company. The Group has determined that it is the primary beneficiary of the VIEs through Weibo Technology’s contractual arrangements with the VIEs. Accordingly, the Company has consolidated the VIEs’ results of operations and assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“US GAAP”) for all the periods presented.

Shareholders of the VIEs are certain nominee shareholders from the Company or SINA. The capital for their investments in the VIEs is funded by the Company and recorded as interest-free loans to these individuals. These loans were eliminated with the capital of the VIEs during consolidation. Each shareholder of the VIEs has agreed to transfer their equity interest in the VIEs to Weibo Technology when permitted by PRC laws and regulations or to designees of the Company at any time for the amount of loans outstanding. All voting rights of the VIEs, including without limitation the right to appoint all directors of the VIEs, has been assigned to Weibo Technology. Weibo Technology has also entered into exclusive technical service agreements with the VIEs under which Weibo Technology provides technical and other services to the VIEs in exchange for substantially all net income of the VIEs. In addition, the shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Weibo Technology. As of December 31, 2020 and June 30, 2021, the total amounts of interest-free loans to the VIEs’ shareholders were $89.5 million and $90.6 million, respectively. The VIEs and VIEs’ subsidiaries had accumulated deficit of $96.1 million and $158.8 million as of December 31, 2020 and June 30, 2021, respectively, which were included in the Group’s consolidated financial statements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which are included in the Group’s consolidated balance sheets and consolidated statements of comprehensive income:

	As of
	December 31, 2020	June 30, 2021

	(In thousands)
Cash, cash equivalents and short-term investments	$445,210	$340,157
Accounts receivable	431,022	532,243
Prepaid expenses and other current assets	55,653	178,561
Amount due from SINA	31,142	26,032
Property and equipment, net	692	1,499
Operating lease assets	1,783	5,054
Intangible assets	146,976	157,177
Goodwill	61,712	113,604
Long-term investments	394,745	369,686
Deferred tax assets	15,392	15,516
Others	223	250,268
Total assets	$1,584,550	$1,989,797

Accounts payable	$83,336	$97,710
Accrued and other liabilities	341,552	399,549
Deferred revenues	85,846	89,098
Income taxes payable	26,417	67,347
Amount due to the subsidiaries of the Group	968,138	1,285,039
Operating lease liability	1,704	5,060
Deferred tax liability	32,418	34,008
Other non-current liabilities	2,102	8,506
Total liabilities	$1,541,513	$1,986,317

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Net revenues	$570,963	$794,981
Net loss after intercompany service fee charge	$(37,727)	$(62,726)

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Net cash provided by (used in) operating activities	$(55,363)	$317,989
Net cash used in investing activities	(40,927)	(468,791)
Net cash provided by financing activities	36,837	31,406
Net decrease in cash and cash equivalents	$(59,453)	$(119,396)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Weibo Technology and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for the registered capital and non-distributable reserve funds of the VIEs and VIEs’ subsidiaries, amounting to $196.6 million and $228.5 million as of December 31, 2020 and June 30, 2021, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. The total amount of costs and expenses allocated from SINA to the VIEs was $7.2 million and $1.9 million for the six months ended June 30, 2020 and 2021, respectively.

Unrecognized revenue-producing assets held by the VIEs include the Internet Content Provision License, the Online Culture Operating Permit, the domain names of Weibo.com, Weibo.cn and Weibo.com.cn and so on. Recognized revenue-producing assets held by the VIEs include game technology, live streaming platform technology, supplier-relationship contracts, and trademark and domain names, which were acquired through the previous acquisitions. Unrecognized revenue-producing assets, including customer lists relating to advertising and marketing services, VIP membership, and game-related services, as well as trademarks, are also held by Weibo Technology.

The following is a summary of the VIE agreements with Weimeng. The VIE agreements with Weimeng Chuangke are substantially the same as those described below:

Loan Agreements. Weibo Technology has granted interest-free loans to the shareholders of Weimeng, who are senior officers of the Group or SINA, but not the controlling shareholders of SINA, with the sole purpose of providing funds necessary for those shareholders to make capital injections to Weimeng. The term of the loans is 10 years and Weibo Technology has the right, at its own discretion, to shorten or extend the term of the loans if necessary. In the consolidated financial statements, these loans are eliminated with the capital of Weimeng during consolidation.

Share Transfer Agreements. Each shareholder of Weimeng has granted Weibo Technology an option to purchase his shares in Weimeng at a purchase price equal to the amount of capital injection. Weibo Technology may exercise such option at any time until it has acquired all shares of Weimeng, subject to applicable PRC laws. The options will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Loan Repayment Agreements. Each shareholder of Weimeng has agreed with Weibo Technology that the interest-free loans under the loan agreements shall only be repaid through share transfers. Once the share transfers are completed, the purchase price for the share transfer will be set off against the loan repayment. These agreements will be effective until the earlier of (i) Weibo Technology and the shareholders of Weimeng have fully performed their obligations under these agreements, and (ii) Weibo Technology and the shareholders of Weimeng agree in writing to terminate these agreements.

Agreement on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of Weimeng has authorized Weibo Technology to exercise all his voting power as a shareholder of the applicable VIE on all matters requiring shareholders’ approval under PRC laws and regulations and the articles of association of Weimeng, including without limitation to the appointment of directors, transfer, mortgage or dispose of Weimeng’s assets, transfer of any equity interest in Weimeng, and merger, split, dissolution and liquidation of Weimeng. The authorizations are irrevocable and will not expire until Weimeng dissolves.

Share Pledge Agreements. Each shareholder of Weimeng has pledged all of his shares in Weimeng and all other rights relevant to his rights in those shares to Weibo Technology as security for his obligations to pay off all debts to Weibo Technology under the loan agreement. In the event of default of such obligations, Weibo Technology will be entitled to certain rights, including transferring the pledged shares to itself and disposing of the pledged shares through sale or auction. During the term of the agreements, Weibo Technology is entitled to receive all dividends and distributions paid on the pledged shares. The pledges will be effective until the earlier of (i) the third anniversary of the due date of the last guaranteed debt, (ii) Weimeng and its shareholders have fully performed their obligations under these agreements, and (iii) Weibo Technology consents to terminate these agreements.

Exclusive Technical Services Agreement, Exclusive Sales Agency Agreement and Trademark License Agreement. Weimeng has entered into an exclusive technical services agreement, an exclusive sales agency agreement and a trademark license agreement with Weibo Technology. Under the exclusive technical services agreement, Weibo Technology is engaged to provide technical services for Weimeng’s online advertising and other related businesses. Under the exclusive sales agency agreement, Weimeng has granted Weibo Technology the exclusive right to distribute, sell and provide agency services for all the products and services provided by Weimeng. Due to its control over Weimeng, Weibo Technology has the right to determine the service fee to be charged to Weimeng under these agreements by considering, among other things, the technical complexity of the services, the actual cost that may be incurred for providing such services, the operations of Weimeng, applicable tax rates, planned capital expenditure and business strategies. These agreements can only be prematurely terminated by Weibo Technology, and will not expire until Weimeng dissolves. Under the trademark license agreement, Weibo Technology has granted Weimeng trademark licenses to use the trademarks held by or licensed to Weibo Technology in specific areas, and Weimeng is obligated to pay license fees to Weibo Technology. The term of this agreement is one year and is automatically renewed provided there is no objection from Weibo Technology.

These VIE agreements provide Weibo Technology with the power to direct the activities that most significantly affect the economic performance of the Group’s consolidated VIEs and enable the Group to receive substantially all of the economic benefits generated by them. For the six months ended June 30, 2020 and 2021, the total amount of service fees that Weibo Technology charge to Weimeng under these service agreements and trademark license agreement was $312.7 million and $438.5 million, respectively, which were based on the actual cost incurred from providing the services and the cash position and operations of Weimeng.

Weibo Technology, Weimeng Chuangke and Weimeng Chuangke’s shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to Weibo Technology’s contractual arrangements with Weimeng and Weimeng’s shareholders described above.

Minority Investment in Weimeng

In April 2020, WangTouTongDa (Beijing) Technology Co., Ltd., an entity affiliated with ZhongWangTou (Beijing) Technology Co., Ltd., made an investment of approximately RMB10.7 million in Weimeng for 1% of Weimeng’s enlarged registered capital. Such third party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Weimeng’s three-member board of directors, and veto rights over certain matters related to content decision, and certain future financings of Weimeng.

The third party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Weimeng, Weibo Technology and Weimeng’s other shareholders. As such, despite the fact that the Company is still able to enjoy economic benefits and exercise effective control over Weimeng and its subsidiaries, the Company is not able to purchase or have the third party minority stake holder pledge its 1% equity interests in Weimeng in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Weibo Technology, the wholly-owned PRC subsidiary, still controls and is the primary beneficiary of Weimeng as it continues to have a controlling financial interest in Weimeng pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

The Company believes that the contractual arrangements among the WFOE, VIEs and VIEs’ shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

2. Significant Accounting Policies

Basis of presentation

The preparation of the Group’s consolidated financial statements is in conformity with U.S. GAAP. The consolidated financial statements include the accounts of Weibo, its wholly owned subsidiaries, VIEs, and VIEs’ subsidiaries. All significant intercompany balances and transactions have been eliminated. The comparative financial statements for the six months ended June 30, 2020 are unaudited.

Use of estimates

Conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the management makes about the carrying values of the assets and liabilities, which are not readily apparent from other sources. U.S. GAAP requires making estimates and judgments in several areas, including, but not limited to, the basis of consolidation, revenue recognition, fair value accounting, income taxes, long-term investments, goodwill and other long-lived assets, allowances for credit losses, stock-based compensation, the estimated useful lives of assets, convertible debt, business combination, and foreign currency. The management bases the estimates and judgments on historical information and on various other assumptions that management believes are reasonable under the circumstances. Actual results could differ materially from such estimates.

Revenue recognition

Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The Group does not believe that significant management judgments are involved in revenue recognition, but the amount and timing of the Group's revenues could be different for any period if management made different judgments. Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual agent with reference to their historical results. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting estimated sales rebates and net of value-added tax (“VAT”) under ASC 606. The Group believes that there will not be significant changes to its estimates of variable consideration.

Revenue disaggregated by revenue source for the six months ended June 30, 2020 and 2021 consists of the following:

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Advertising and marketing revenues	$616,006	$892,349
Value-added services revenues	94,776	141,013
Total revenues	$710,782	$1,033,362

The Group enters into contracts with its customers, which may give rise to contract assets (unbilled revenue) or contract liabilities (deferred revenue). The payment terms and conditions within the Group’s contracts vary by the type and location of its customers and products or services purchased, the substantial majority of which are due in less than one year. Deferred revenues related to unsatisfied performance obligations at the end of the period are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as VIP membership,live streaming, and virtual currency or in-game virtual items sold for game related services. The deferred revenues are recognized based on customers' consumption or amortized on a straight-line basis through the service period for different products/services. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period was $104.5 million for the six months ended June 30, 2021.

Practical Expedients and Exemptions

The Group generally expenses sales commissions when incurred because the amortization period is generally one year or less. These costs are recorded within sales and marketing expenses.

Advertising and marketing revenues

Advertising and marketing revenues are derived principally from online advertising, including social display ads and promoted marketing. Social display ad arrangements allow customers to place advertisements on particular areas of the Group’s platform or website in particular formats and over particular periods of time, which is typically no more than three months. The Group enters into cost per mille (“CPM”), or cost per thousand impressions, advertising arrangements with the customers, under which the Group recognizes revenues based on the number of times that the advertisement has been displayed. The Group also enters into cost per day (“CPD”) advertising arrangements with customers, under which the Group recognizes revenues ratably over the contract periods. Promoted marketing arrangements are primarily priced based on CPM. Under the CPM model, customers are obligated to pay when the advertisement is displayed.

The Group’s majority revenue transactions are based on standard business terms and conditions, which are recognized net of agency rebates. The agency rebates are accounted for as variable consideration and are estimated during interim periods based on estimated annual revenue volume of each individual agent with reference to their historical results, which involves accounting judgment. The Group believes its estimation approach in variable consideration results in revenue recognition in a manner consistent with the underlying economics of the transaction.

The Group’s contracts with customers may include multiple performance obligations, which primarily consist of combinations of service to allow customers to place advertisements on different areas of its platform or website. For such arrangements, advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their stand-alone selling price for revenue recognition purposes. The estimation of stand-alone selling price involves significant judgment, especially for the deliverables that have not been sold separately. For those deliverables, the Group determines best estimate of the stand-alone selling price by taking into consideration of the pricing of advertising areas of the Group’s platform or website with similar popularities and advertisements with similar formats and quoted prices from competitors and other market conditions. The Group believes the estimation approach in stand-alone selling price and allocation of the transaction price on a relative stand-alone selling price to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606. Revenues recognized with reference to best estimation of selling price were immaterial for all periods presented. Most of such contracts have all performance obligations completed within one year. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition. Contracts with customers of online advertising may require cooperation from third parties. The Group pays a predetermined portion of revenues earned from advertising contracts to the third parties such as key opinion leaders who participate in advertising and promotion activities by monetizing their social assets. The Group has determined that it is the principal in these transactions, as it has primary responsibility for fulfilling all the obligations related to advertising contracts. The Group has discretion in establishing pricing of the contracts and controls the advertising inventory before the delivery to customers. The Group records revenues derived from such contracts on a gross basis and the portion paid to the third parties is recognized as cost of revenues.

Revenues from barter transactions are recognized during the period in which the advertisements are displayed on the Group’s properties. Barter transactions in which physical goods or services are received in exchange for advertising services are recorded based on the fair values of the goods or services received.

Value-added services revenues

The Group generates value-added services revenues principally from fee-based services, mainly including VIP membership, live streaming, and game-related services. Other value-added services revenues mainly include the revenues from the provision of traffic acquisition services to various customers. Revenues from these services are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

VIP membership. VIP membership mainly includes a service package consisting of one performance obligation of providing user certification and preferential benefits, such as daily priority listings and higher quota for following user accounts. Prepaid VIP membership fees are recorded as deferred revenue and recognized as revenue ratably over the contract period of the membership service.

Live streaming. Live streaming generates revenue from sales of virtual items on the live-streaming platform (“Yizhibo”). Users can access the platform and view the live streaming content and interact with the broadcasters for free.

The Group designs, creates and offers various virtual items for sales to users with pre-determined selling prices. Each virtual item is considered as a distinctive performance obligation. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Users can purchase and present virtual items to broadcasters to show support for their favorite ones. Under the arrangements with broadcasters or broadcaster agencies, the Group shares with them a portion of the revenues derived from the consumption of virtual items. Revenues derived from the sale of virtual items are recorded on a gross basis as the Group has determined that it acts as the principal to fulfill all obligations related to the live streaming services. The portion paid to broadcasters and/or broadcaster agencies is recognized as cost of revenues. The Group does not have further obligations to the user after the virtual items are consumed.

Game-related services. Game-related service revenues are mostly generated from the purchase of virtual items by game players through the Group’s platform, including items, avatars, skills, privileges or other in game consumables, features or functionality, within the games. The Group’s performance obligation is to provide on-going game services to players who purchased virtual items to gain an enhanced game-playing experience. Each virtual item is considered as a distinctive performance obligation. The Group collects payments from the game players in connection with the sale of virtual currency, which can be used to purchase virtual items in online games. For games co-operated with third party developers, revenue is recorded on a gross basis for games that the Group is acting as the principal in fulfilling all obligations related to the games and revenue is recorded net of predetermined revenue sharing with the game developers for games in which the Group is not acting as the principal in fulfilling all obligations. Sales of virtual currencies are recognized as revenues over the estimated lifespans of in-game virtual items. The estimated lifespans of different virtual items are determined by the management based on either the expected user relationship periods or the stipulated period of validity of the relevant virtual items depending on the respective term of virtual items. Virtual currency sold for game-related services in excess of recognized revenues is recorded as deferred revenues.

Cost of revenues

Cost of revenues consists mainly of costs associated with the maintenance of platform, which primarily include bandwidth and other infrastructure costs, revenue-share cost, advertisement production cost, labor cost and turnover taxes levied on the revenues, part of which were allocated from SINA. The Group is subject to 3% cultural business construction fees for its advertising and marketing revenues, which is included in cost of revenues. Starting from July 1, 2019, the 3% cultural business construction fees was reduced to 1.5%. Moreover, as part of the measures taken by the government to ease the negative impact from Covid-19 pandemic, the cultural business construction fees were exempted for the fiscal years of 2020 and 2021.An aggregate of $10.3 million and $11.5 million cultural business construction fees was exempted for the six months ended June 30, 2020 and 2021, respectively.

Sales and marketing expenses

Sales and marketing expenses consist mainly of online and offline advertising and promotional expenses, salary, benefits and commission expenses, and facility expenses. Advertising and promotional expenses generally represent the expenses of promotions of corporate image and product marketing. The Group expenses all advertising and promotional expenses as incurred and classifies these expenses under sales and marketing expenses. Pursuant to the adoption of ASC 606, the recognition of revenues and expenses at fair value for advertising barter transactions has resulted in an increase of revenue and advertising expenses. For the six months ended June 30, 2020 and 2021, the advertising and promotional expenses were $156.9 million and $219.9 million, respectively.

Product development expenses

Product development expenses consist mainly of payroll-related expenses and infrastructure costs incurred for enhancement to and maintenance of the Group’s platform, as well as costs associated with new product development and product enhancements, part of which were allocated from SINA. The Group expenses all costs incurred for the planning, post implementation phases of development and costs associated with repair or maintenance of the existing site or the development of platform content. Since inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all product development costs have been expensed as incurred.

Stock-based compensation

All stock-based awards to employees and directors, such as stock options and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Stock-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the Black-Scholes option pricing model to estimate the fair value of stock options. The determination of estimated fair value of stock-based payment awards on the grant date using an option pricing model is affected by the fair value of the Company’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and expected dividends, if any. Options granted generally vest over four years.

The Group recognizes the estimated compensation cost of restricted share units based on the fair value of its ordinary shares on the date of the grant. The Group recognizes the compensation cost, net of estimated forfeitures, over a vesting term of generally four years for service-based restricted share units. The Group also recognizes the compensation cost of performance-based restricted share units, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records stock-based compensation expense only for those awards that are expected to vest. See Note 7 Stock-based Compensation for further discussion on stock-based compensation.

Taxation

Income taxes. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. The Group records a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Uncertain tax positions. To assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Short-term investments

Short-term investments represent bank time deposits and wealth management products which are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. Their original maturities are of greater than three months but less than one year. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income.

Credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The guidance is applicable to accounts receivable and the Group adopted ASC Topic 326 on January 1, 2020. Accounts receivable are recorded at the original amounts less an allowance for any potential uncollectible amounts. The Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of comprehensive income. The initial impact of applying ASC Topic 326 on the consolidated financial statements is immaterial to the Group's retained earnings as of January 1, 2020.

ASC Topic 326 is also applicable to the loans to and interest receivable from other related parties included in the prepaid expenses and other current assets on the consolidated balance sheets. Management estimates the allowance for credit losses on loans and interest receivable not sharing similar risk characteristic on an individual basis, based on lifetime expected credit losses of these loans and interest receivable by estimating loan collection schedule, then discounting these cash flows to their present values. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, financial condition and performance data of the borrowers and reasonable and supportable performance forecasts.

Fair value measurements

Financial instruments

All financial assets and liabilities are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The fair values of the Group’s long-term investments in the equity securities of publicly listed companies are measured using quoted market prices. The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature. See Note 15 Fair Value Measurement for additional information.

Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The Group uses the equity method to account for ordinary-share-equivalent equity investments on which it has significant influence but does not own a majority equity interest or otherwise control.

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the investments will be recognized in consolidated statement of comprehensive income, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Group has elected to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value. Significant judgement is applied by the Group in estimating the fair value to determine if an impairment exists, and if so, to measure the impairment losses for these equity security investments. These judgements include the selection of valuation methods in estimating fair value and the determination of key valuation assumptions used,including cash flow forecasts and critical assumptions used in cash flow forecasts, such as the investees’ revenue growth rate, terminal growth rate, discount rate, selection of comparable companies and multiples, estimated volatility rate and discount for lack of marketability.

Investments in entities which the Group can exercise significant influence and holds an investment in voting common shares or in-substance common shares (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment - Equity Method and Joint Ventures. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force). The amendments in this update clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the consolidated financial statements.

Business combination

Business combinations are recorded using the purchase method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

Leases

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, “Leases (Topic 842)”, which requires a lessee to recognize assets and liabilities arising from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset (the Operating Lease Assets) representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy choice not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and to not retrospectively adjust prior periods financial statements.

On January 1, 2019, the Group adopted the new lease standard using the transition method by applying the standard to all leases existing at the date of initial application. The Group chose to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs or whether an existing or expired contract contains a lease according to the practical expedients permitted under the transition method.

The Group did not retrospectively adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three to four years for computers and equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation expenses were $12.0 million and $16.1 million for the six months ended June 30, 2020 and 2021, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries, consolidated VIEs and VIEs’ subsidiaries. The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. The guidance provides option that the Group may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test, by taking into consideration of macroeconomics, overall financial performance, industry and market conditions and the share price of the Group. If determined to be necessary, the quantitative impairment test shall be used to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For the six months ended June 30, 2020 and 2021, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded.

Intangible assets other than goodwill

Intangible assets arising from acquisitions are recognized at fair value upon acquisition and amortized on a straight-line basis over their estimated useful lives, generally from three to ten years. Long-lived assets and certain identifiable intangible assets other than goodwill to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value.

Convertible debt and unsecured senior notes

The Group determines the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to the conversion feature. After considering the impact of such features, the Group may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 Derivatives and Hedging and ASC 470 Debt.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense over the contractual life. The Group presented the issuance costs of debt as a direct deduction from the related debt during the periods presented.

The unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums, if any, issuance costs and other incidental fees, all of which are recorded as a direct deduction of the proceeds received from issuing the unsecured senior notes and the related accretion is recorded as interest expense in the consolidated statement of comprehensive income over the estimated term using the effective interest method.

Deferred revenues

Deferred revenues consist of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are mainly from the customer advance of the advertising and marketing services and the sales of the fee-based services, such as VIP membership, live streaming, and virtual currency or in-game virtual items sold for game related services.

Non-controlling interests

For the Company’s majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. To reflect the economic interest held by non-controlling shareholders, net income/loss attributable to the non-controlling ordinary shareholders is recorded as non-controlling interests in the Company’s consolidated statements of comprehensive income. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated financial statements to distinguish the interests from that of the Company.

Foreign currency

The Company’s reporting currency and functional currency is the U.S. dollar. The Group’s operations in China and in international regions use their respective currencies as their functional currencies. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities and average rates of exchange in the period for revenues, costs and expenses. Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Translation gains or losses are not released to net income unless the associated net investment has been sold, liquidated, or substantially liquidated.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing on the transactions dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in other income, net.

Foreign currency translation adjustments included in the Group’s consolidated statements of comprehensive income for the six months ended June 30, 2020 and 2021 were a loss of $31.3 million and a gain of $29.2 million respectively. Net foreign currency transaction gains or losses arise from transacting in a currency other than the functional currency of the entity and the amounts recorded were immaterial for each of the periods presented.

Net income per share

Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share. Diluted net income per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period, which include options to purchase ordinary shares, restricted share units and conversion of the convertible debt. The computation of diluted net income per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income per share. The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and value-added services. Information regarding the business segments provided to the Group’s CODM is at the revenue level and the Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and substantially the Group’s revenues are derived from within the PRC, no geographical information is presented.

Concentration of risks

Concentration of credit risk. Financial instruments that potentially subject the Group to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. In addition, with the majority of its operations in China, the Group is subject to RMB currency risk and offshore remittance risk, both of which have been difficult to hedge and the Group has not done so. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with financial institutions in the US, PRC and Hong Kong, which are among the largest and most respected financial institution with high ratings from internationally-recognized rating agencies, that management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2020 and June 30, 2021, the Group had $3.0 billion and $2.4 billion, respectively, in cash and bank time deposits (with terms generally up to twelve months) with large domestic banks in China. China promulgated a Bankruptcy Law that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the Bankruptcy Law, a Chinese bank may go bankrupt. In addition, since China’s concession to WTO, foreign banks have been gradually permitted to operate in China and have become significant competitors to Chinese banks in many aspects, especially since the opening of RMB business to foreign banks in late 2006. Therefore, the risk of bankruptcy on Chinese banks in which the Group holds cash and bank deposits has increased. In the event that a Chinese bank that holds the Group’s deposits goes bankrupt, the Group is unlikely to claim its deposits back in full, since it is unlikely to be classified as a secured creditor to the bank under the PRC laws.

Alibaba, as an advertiser, accounted for 9% and 7% of the Group’s total revenues for the six months ended June 30, 2020 and 2021, respectively. No customer nor advertising agency accounted for 10% or more of the Group’s revenues. The Group’s top 10 advertising agencies contributed to 33% and 38% of the Group’s revenues for the six months ended June 30, 2020 and 2021, respectively.

As of December 31, 2020 and June 30, 2021, substantially all accounts receivable were derived from the Group’s China operations. Excluding accounts receivable due from Alibaba and other related parties, accounts receivable primarily consist of amounts due from advertising agencies and direct customers. Alibaba accounted for 28% and 19% of the Group's net accounts receivable as of December 31, 2020 and June 30, 2021, respectively.

Concentration of foreign currency risks. The majority of the Group’s operations were in RMB. As of December 31, 2020 and June 30, 2021, the Group’s cash, cash equivalents and short-term investments balance denominated in RMB was $1,651.3 million and $1,451.6 million, accounting for 47% and 49% of the Group’s total cash, cash equivalents and short-term investments balance at the respective dates. As of December 31, 2020 and June 30, 2021, the Group’s aggregate net accounts receivable balance (including accounts receivable due from third parties, Alibaba and other related parties) denominated in RMB was $492.0 million and $631.2 million, respectively, accounting for almost all of its net accounts receivable balance. As of December 31, 2020 and June 30, 2021, the Group’s current liabilities balance denominated in RMB was $947.6 million and $1,064.1 million, accounting for 99% and 97% of its total current liabilities balance. Accordingly, the Group may experience economic losses and negative impacts on earnings and equity as a result of exchange rate fluctuations of the RMB against the U.S. dollars. Moreover, the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group may experience difficulties in completing the administrative procedures necessary to remit its RMB out of the PRC and convert it into foreign currency.

Recent accounting pronouncements

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The ASU is currently not expected to have a material impact on the consolidated financial statements.

3. Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist of the following:

	As of
	December 31,	June 30,
	2020	2021

	(In thousands)
Cash and cash equivalents:
Cash	$1,814,844	$2,005,106

Short-term investments:
Bank time deposits	1,515,880	750,467
Wealth management products	166,168	180,355
Subtotal	1,682,048	930,822

Total cash, cash equivalents and short-term investments	$3,496,892	$2,935,928

The carrying amounts of cash, cash equivalents and short-term investments approximate fair value. Interest income was $45.6 million and $40.1 million for the six months ended June 30, 2020 and 2021, respectively. The maturity dates for the time deposits and wealth management products were within one year.

4. Long-term Investments

Long-term investments comprised of investments in publicly traded companies, privately held companies, and limited partnerships. The following sets forth the changes in the Group’s long-term investments:

	Equity Securities		Equity Securities With
	Without Readily		Readily Determinable Fair
	Determinable Fair Values	Equity Method	Values	Total

	(In thousands)
Balance at December 31, 2020	$579,084	$311,161	$289,221	$1,179,466
Investments made/transfers from prepayments	47,957	103,932	—	151,889
Income from equity method investment, net	—	13,605	—	13,605
Dividend received from equity method investments	—	(2,880)	—	(2,880)
Disposal of investments	(16,883)	—	(4,946)	(21,829)
Changes from measurement alternative to consolidation (Note 6)	(66,415)	—	—	(66,415)
Impairment of investments	(66,625)	—	—	(66,625)
Fair value change through earnings	(26,810)	—	(42,685)	(69,495)
Currency translation adjustment	3,150	2,392	—	5,542
Balance at June 30, 2021	$453,458	$428,210	$241,590	$1,123,258

In the second quarter of 2021, the Group obtained control of its investment in an investee operating a leading mobile photo and video application in China, Wuta Application, through a step acquisition of consideration of $39.5 million. The Group recorded $27.6 million fair value change loss for the equity interest previously held by the Group immediately prior to the step acquisition. The impact of the transaction was reflected in the changes from measurement alternative to consolidation.

For the six months ended June 30, 2021, the Group invested in private high-tech companies totaling $48.0 million, which were accounted for under investments without readily determinable fair values. These investments were to further expand and strengthen the Group’s ecosystem and mainly included a further investment of $39.5 million in a leading mobile photo and video application in China during the six months ended June 30, 2021. The Group also invested $103.9 million in companies, which were accounted for under equity method for the six months ended June 30, 2021. These investments mainly included several investment funds for the six months ended June 30, 2021.

The Group used measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value. The Group classifies the valuation techniques on investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The following table summarizes the total carrying value of the equity investments accounted for under the measurement alternative as of June 30, 2021, including cumulative upward and downward adjustments made to the initial cost basis of the securities. The Group recorded $94.2 million downward adjustment for the six months ended June 30, 2021, which included $66.6 million impairment for equity investments accounted for under the measurement alternative in the period. The Group recorded a $59.4 million partial impairment for investment in Yixia Tech Co., Ltd. for the six months ended June 30, 2021 due to its unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future.

Cumulative Results
(In thousands)
Initial cost basis	$835,552
Upward adjustments	82,217
Downward adjustments	(477,891)
Foreign currency translation	13,580
Total carrying value at June 30, 2021	$453,458

As of June 30, 2021, investment in Didi Global Inc. (“Didi”) amounting to $142.0 million was accounted for under measurement alternative. Didi completed its initial public offering and its shares started trading on July 1, 2021, China time. Therefore, investment in Didi was transferred from measurement alternative to equity securities with readily determinable fair value from July 1, 2021, with the fair value determined based on the quoted prices in active market.

Investments in marketable equity securities are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classified the valuation techniques that use these inputs as Level 1 of fair value measurements. The Group recorded $42.7 million fair value loss, which was unrealized in the first half year of 2021, and the fair value of the marketable securities was $241.6 million as of June 30, 2021.

The following table shows the carrying amount and fair value of the marketable securities:

		Gross	Gross
	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value

	(In thousands)
Showworld	$81,385	$204,675	$—	$286,060
Other marketable securities	15,274	—	(12,113)	3,161
December 31, 2020	$96,659	$204,675	$(12,113)	$289,221

Showworld	$81,385	$160,205	$—	$241,590
June 30, 2021	$81,385	$160,205	$—	$241,590

5. Leases

The Group has operating leases primarily for office spaces in China. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease assets and liabilities are included in operating lease right-of-use assets, operating lease liabilities, short-term, and operating lease liabilities, long-term on the Group’s consolidated balance sheets. The Group has chosen to not recognize lease assets and lease liabilities for leases with a term of twelve months or less on the consolidated balance sheets.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms at the lease commencement dates. The Group uses its incremental borrowing rate in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Group’s understanding of what interest the Group would pay in order to obtain a borrowing with an amount equivalent to the lease payments in a similar economic environment over the lease term on a collateralized basis from banks in China.

Certain lease agreements contain an option for the Group to renew a lease for a term agreed by the Group and the lessor or an option to terminate a lease earlier than the maturity dates. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Certain of the Group’s leases contain free or escalating rent payment terms. The Group’s lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Group has chosen to combine payments for non-lease components with lease payments and accounted them together as a single lease component. Payments under the lease arrangements are primarily fixed. However, for arrangements accounted for as a single lease component, there may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Additionally, certain lease agreements with SINA contain variable payments, which are determined based on actual SINA headquarters spaces occupied by the Group and are expensed as incurred and not included in the operating lease assets and liabilities.

The components of lease cost for the six months ended June 30, 2020 and 2021 were as follows:

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Operating lease cost	$2,246	$3,339
Short-term lease cost	1,611	1,921
Variable lease cost	2,131	2,598
Total lease cost	$5,988	$7,858

Other information related to leases was as follows:

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Supplemental Cash Flows Information:
Cash paid for amounts included in the measurement of lease liabilities:
Cash paid for operating leases	$(2,589)	$(3,938)
Operating lease assets obtained in exchange for operating lease liabilities	$—	$8,287

Maturities of lease liabilities under operating leases as of June 30, 2021 were as follows:

Twelve Months Ended June 30,	(In thousands)
2022	$6,020
2023	2,020
2024	1,612
2025	1,434
2026 and thereafter	1,714
Total future payments for recognized leasing assets	$12,800
Less: imputed interest	1,052
Total lease liabilities	$11,748

As of June 30, 2021, operating leases recognized in lease liabilities have average remaining lease terms of 3.6 years and weighted-average discount rate of 5%. As of June 30, 2021, the Group had no lease contract that has been entered into but not yet commenced.

6. Goodwill, Intangible Assets and Acquisitions

In the second quarter of 2021, the Group acquired another 51.2% equity interest of an investee operating a leading mobile photo and video application in China, Wuta application, in which the Group previously held 34.8% equity interest, with a cash consideration of $39.5 million. The Group obtained the control and held 86% equity interest in the investee upon completion of the transaction on May 1, 2021. An independent valuation firm was engaged by the Group to help the management determine the fair value of assets and liabilities obtained from the transaction. The identifiable intangible assets acquired on the acquisition date included user base, domain names and operating system of $16.5 million with estimated lives ranging from three to ten years. The intangible assets were measured at fair value upon acquisition primarily using royalty savings method, multi-periods excess earning model and cost approach. Key assumptions used in determining the fair value of these intangible assets include cash flow forecasts, the revenue growth rates, the discount rate, the customer attrition rate and replacements costs.

The consideration of acquisition of the mobile app company was allocated based on the fair value of the assets acquired and the liabilities assumed as follows:

As of May 1, 2021
(In thousands)
Consideration	$39,540
Fair value of previously held equity interest	26,875
Non-controlling interest	10,811
Total	77,226

Cash and short-term investments acquired	5,786
Other assets acquired	6,801
Identifiable intangible assets acquired	16,495
Goodwill	51,034
Liabilities assumed	(2,890)
Total	$77,226

The acquisition mentioned above resulted an immaterial impact to revenues and net income for the six months end 2021. Since it did not have a material impact on the Group’s consolidated financial statements, pro forma disclosures have not been presented. Apart from what have been mentioned above, there was no acquisition during the six months ended June 30, 2021.

The following sets forth the changes in the Group’s goodwill by segment:

	Advertising &	Value-added
	Marketing	services	Total

	(In thousands)
Balance as of December 31, 2020	$30,899	$30,813	$61,712
Acquisition of the company operating Wuta application	51,034	—	51,034
Currency translation adjustment	499	359	858
Balance as of June 30, 2021	$82,432	$31,172	$113,604

The increase of the balance in the six months ended June 30, 2021 was mainly due to the goodwill arising from the acquisition of the company operating Wuta application completed in the second quarter of 2021.

The following table summarizes the Group’s intangible assets arising from acquisitions:

	As of December 31, 2020			As of June 30, 2021
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	(In thousands)			(In thousands)
Game related	$127,238	$(2,199)	$125,039	$128,725	$(8,905)	$119,820
Technology	9,544	(4,417)	5,127	10,012	(4,918)	5,094
Trademark and Domain name	12,788	(1,542)	11,246	19,763	(2,792)	16,971
Supplier-relationship	10,253	(4,689)	5,564	10,373	(5,798)	4,575
Others	2,449	(2,449)	—	13,706	(2,989)	10,717
Total	$162,272	$(15,296)	$146,976	$182,579	$(25,402)	$157,177

The amortization expense for the six months ended June 30, 2020 and 2021 was $1.6 million and $9.9 million, respectively. As of June 30, 2021, estimated amortization expenses for future periods are expected as follows:

Year Ended December 31,	(In thousands)
The remainder of 2021	$11,348
2022	22,347
2023	20,858
2024	19,191
2025 and thereafter	83,433
Total expected amortization expense	$157,177

7. Stock-Based Compensation

In March 2014, the Company adopted the 2014 Share Incentive Plan (the “2014 Plan”), which included the remaining 4.6 million shares from the terminated 2010 Share Incentive Plan, plus an additional 1.0 million shares. On January 1, 2015, shares in the 2014 Plan, which has a term life of ten years, were allowed a one-time increase in the amount equal to 10% of the total number of Weibo shares issued and outstanding on a fully-diluted basis as of December 31, 2014. Each share in the 2014 Plan pool allows for a grant of a restricted share unit or option share. The Company intends to use such share incentive plan to attract and retain employee talents. Stock-based compensation related to the grants is amortized generally over four years on a straight-line basis (generally one year for performance-based restricted shares).

The following table sets forth the stock-based compensation included in each of the relevant accounts:

	Six Months Ended June 30,
	2020	2021*
	(Unaudited)
	(In thousands)
Cost of revenues	$2,502	$3,240
Sales and marketing	4,263	5,549
Product development	14,452	18,213
General and administrative	8,971	9,219
	$30,188	$36,221
*	Excluded non-cash stock-based compensation of $1.6 million to SINA employees charged through Amount due from SINA for the six months end June 30, 2021.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2020	12,495
Addition	—
Granted*	(1,098)
Cancelled/expired/forfeited	277
June 30, 2021	11,674
*	During the six months ended June 30, 2021, 1.1 million restricted share units were granted under the 2014 Plan. No options were granted for the six months ended June 30, 2021.

Stock Options

The following table sets forth a summary of option activities under the Company’s stock option program:

			Weighted Average
	Options	Weighted Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
	(In thousands)		(In years)	(In thousands)
December 31, 2020	551	$28.85	5.8	$6,683
Granted	—	—
Exercised	(72)	$3.50
Cancelled/expired/forfeited	(10)	32.68
June 30, 2021	469	$32.68	6.1	$9,342

Vested and expected to vest as of June 30, 2021	423	$32.68	6.1	$8,428
Exercisable as of June 30, 2021	—	$—	—	$—

The total intrinsic value of options exercised for the six months ended June 30, 2021 was $3.4 million. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares. As reported by the NASDAQ Global Selected Market, the Company’s ending stock price as of December 31, 2020 and June 30, 2021 was $40.99 and $52.62, respectively. Cash received from the exercise of stock options during the six months ended June 30, 2020 and 2021 was $0.1 million and $0.2 million, respectively. As of June 30, 2021, unrecognized compensation cost (adjusted for estimated forfeitures) was $4.5 million, which was related to non-vested stock options granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 3.1 years.

Information regarding stock options outstanding at June 30, 2021 is summarized below:

		Weighted		Weighted	Weighted Average
	Options	Average	Options	Average	Remaining
Range of Exercise Prices	Outstanding	Exercise Price	Exercisable	Exercise Price	Contractual Life
	(In thousands)		(In thousands)		(In years)
$32.68	469	$32.68	—	$—	—

Restricted Share Units

Summary of Performance-Based Restricted Share Units

The following table sets forth a summary of performance-based restricted share unit activities:

		Weighted-Average
		Grant Date
	Shares Granted	Fair Value
	(In thousands)
December 31, 2020	17	$36.49
Awarded	1	$47.09
Vested	(2)	$36.49
Cancelled	(15)	$36.49
June 30, 2021	1	$47.09

As of June 30, 2021, there was no material unrecognized compensation cost (adjusted for estimated forfeitures), which was related to performance-based restricted share units granted to the Company’s employees.

Summary of Service-Based Restricted Share Units

The following table sets forth a summary of service-based restricted share unit activities:

		Weighted-
		Average
	Shares	Grant Date
	Granted	Fair Value
	(In thousands)
December 31, 2020	4,324	$41.86
Awarded	1,097	$46.06
Vested	(520)	$52.65
Cancelled	(252)	$38.98

June 30, 2021	4,649	$41.81

As of June 30, 2021, unrecognized compensation cost (adjusted for estimated forfeitures) was $134.4 million,which was related to non-vested service-based restricted share units granted to the Company’s employees and directors. This cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value based on the vesting date of the restricted share units vested was $27.4 million for the six months ended June 30, 2021.

8. Other Balance Sheet Components

	As of
	June 30,	December 31,	June 30,
	2020	2020	2021
	(Unaudited)
	(In thousands)
Accounts receivable, net:
Due from third parties		$343,220	$503,126
Due from Alibaba		135,321	122,991
Due from other related parties		48,625	40,972
Total gross amount		$527,166	$667,089
Allowance for credit losses:
Balance at the beginning of the year/period	(36,594)	(36,594)	(35,156)
Additional provision charged to expenses, net	(25,233)	(53,124)	(10,444)
Write-off	22,587	54,562	9,720
Balance at the end of the year/period	(39,240)	(35,156)	(35,880)
		$492,010	$631,209

Prepaid expenses and other current assets:
Rental and other deposits		$1,186	$1,169
Deductible value-added taxes		598	4,960
Investment prepayment(1)		15,308	15,487
Loans to and interest receivable from other related parties (2) (Note 10)		158,622	336,558
Loans to and interest receivable from third parties (2)		41,784	148,891
Advertising prepayment		18,888	11,907
Prepayment to outsourced service providers		3,719	3,727
Amounts deposited by users(3)		45,745	49,849
Content fees		3,080	352
Others		7,827	14,393
		$296,757	$587,293

Property and equipment, net:
Computers and equipment		$165,880	$173,498
Leasehold improvements		6,429	6,924
Furniture and fixtures		2,159	2,437
Others		5,077	6,431
Property and equipment, gross		179,545	189,290
Accumulated depreciation		(118,913)	(128,257)
		$60,632	$61,033

Other non-current assets
Investment related deposits(4)		$15,450	$408,432
Prepayment for purchase of SINA Plaza (5)		—	131,636
Deferred tax assets		27,020	27,279
Others		2,126	14,998
		$44,596	$582,345

Accrued and other liabilities(6):
Payroll and welfare		$126,023	$138,603
Marketing expenses		59,410	79,173
Sales rebates		222,064	312,418
Professional fees		3,880	7,431
VAT and other tax payable		49,971	54,744
Amounts due to users(3)		45,745	49,849
Unpaid consideration for acquisition		10,280	—
Unpaid consideration for investment		19,257	434
Interest payable for convertible debt and unsecured senior notes		923	27,579
Others		19,200	22,159
		$556,753	$692,390
(1)	For the year ended December 31,2020 and six months ended June 30, 2021, the Group recognized $1.5 million and nil of impairment charges on investment prepayment (all fully impaired), respectively, due to the deterioration of investees’ operations resulting in their inability to refund the prepayments.
(2)	Loans to related parties and third parties incurred for the six months ended June 30, 2021 were non-trade in nature.

(3)	Weibo wallet enables users to conduct interest-generation activities on Weibo, such as handing out “red envelopes” and coupons to users and purchase different types of products and services on Weibo, including those offered by the Group, such as marketing services and VIP membership, and those offered by Weibo’s platform partners, such as e-commerce merchandises, financial products and virtual gifts. Amounts deposited by users primarily represent the receivable temporarily held in Weibo’s account on a third party online payment platform for Weibo wallet users. Amounts due to users represent the balances that are payable on demand to Weibo wallet users and therefore are reflected as current liability on the consolidated balance sheets.
(4)	As of June 30, 2021, investment related deposits primarily included $76.7 million in a micro loan company, $79.0 million in an insurance company and $221.9 million in a game company. These non-current assets will be transferred to long-term investment when the legal procedures are completed.
(5)	Weibo entered into a letter of intent to purchase the office building (SINA Plaza) from SINA. As of June 30, 2021, the balance of prepayment for SINA Plaza was $131.6 million.
(6)	Include amounts due to third parties, employees, related parties (Note 10) and Weibo wallet users.

9. Income Taxes

The Company is registered in the Cayman Islands and mainly operates in two taxable jurisdictions—the PRC and Hong Kong.

The Group’s income before income taxes is as follows:

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands, except percentage)
Income before income tax expenses	$306,631	$191,805
Less: Income (Loss) from non-China operations	79,717	(163,411)
Income from China operations	$226,914	$355,216
Income tax expense (benefits) applicable to non-China operations	$13,296	$(4,275)
Income tax expense applicable to China operations	43,331	66,130
Total income tax expenses	$56,627	$61,855
Effective tax rate for China operations	19.1%	18.6%

The Company generated the majority of its operating income from PRC operations and has recorded income tax provision for the periods presented. The Group’s income (loss) from non-China operations mainly included stock-based compensation, fair value changes through earnings on investments and investment related impairment recorded by the Group’s non-China subsidiaries. The Group’s non-China operations have recognized $13.3 million deferred tax charges from fair value change of investments during the six months ended June 30, 2020, as well as a $4.3 million reversal of previously recognized deferred tax charges during the six months ended June 30, 2021.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is required.

Hong Kong

Weibo HK is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

China

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25%, unless they are eligible for preferential tax treatment. Preferential tax treatments will be granted to companies conducting businesses in certain encouraged sectors and to entities qualified as “software enterprise”, “key software enterprise” (“KSE”) and/or “high and new technology enterprise” (“HNTE”). Weibo Technology, the Group’s WFOE, was qualified as a “software enterprise” in 2020, it will not enjoy a reduced tax rate for its “software enterprise” status as it has been five years since its first profitable year of 2015 and it has already benefited from the preferential tax treatment of "software enterprise" status from 2015 to 2019. Weibo Technology was also granted the HNTE status for the fiscal years from 2017 to 2022, which entitled the qualified entity a preferential tax rate of 15% in 2020 and 2021. Its qualification as a HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. In addition, certain of the Group’s other PRC entities are also qualified as a “software enterprise”, and/or HNTE, and currently enjoy the respective preferential tax treatments.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should Weibo be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

The EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a WFOE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a WFOE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the WFOE). The State Administration of Taxation further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

The operations of the Group’s WFOE in China are invested and held by Weibo HK. If the Company is regarded as a non-resident enterprise and Weibo HK is regarded as a resident enterprise, then Weibo HK may be required to pay a 10% withholding tax on any dividends payable to the Company. If Weibo HK is regarded as a non-resident enterprise, then Weibo Technology may be required to pay a 5% withholding tax for any dividends payable to Weibo HK. However, it is still unclear at this stage whether Circular 601 applies to dividends from Weibo Technology paid to Weibo HK. If Weibo HK were not considered as “beneficial owners” of any dividends from Weibo Technology, the dividends payable to Weibo HK would be subject to a withholding tax of 10%. The current policy approved by the Company’s board of directors allows the Group to distribute PRC earnings offshore only if the Group does not have to pay a dividend tax. As of June 30, 2021, the Group did not record any withholding tax for its PRC subsidiaries.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2020.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses of the Group:

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Deferred tax provisions (benefits)	$12,745	$(5,061)
Current income tax expenses	43,882	66,916

Income tax expenses	$56,627	$61,855

Deferred tax assets and liabilities

The following table sets forth the significant components of deferred tax assets and liabilities for the Group:

	As of
	December 31, 2020	June 30, 2021

	(In thousands)
Deferred tax assets:

Net operating loss carry forwards	$8,872	$8,976
Valuation allowance	(8,872)	(8,976)
Depreciation, investment-related impairment, accounts receivable, accrued and other liabilities	107,892	109,154
Valuation allowance	(80,872)	(81,875)

Net deferred tax assets (included in other non-current assets)	$27,020	$27,279

Deferred tax liabilities:
Acquired intangible assets	$30,999	$32,652
Depreciation	1,435	1,452
Investment gain	25,496	21,571
Others	369	373

Total deferred tax liabilities	$58,299	$56,048

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies. The valuation allowance on deferred tax assets as of December 31, 2020 and June 30, 2021 was $89.7 million and $90.9 million, respectively. The valuation allowance primarily consists of bad debt expenses and investment impairment charges/fair value change of investments. Historically, deferred tax assets were valued using the statutory rate of 25% for China operations. Net operating loss carry forwards for China operations as of December 31, 2020 will expire, if unused, in the years ending December 31, 2021 through December 31, 2025.

Uncertain tax position

Except for the lag recognition of preferential tax treatment of KSE status, research and development super deduction and stock based related deduction, the Group did not record any liability or decrease in deferred tax asset related to uncertain tax positions as of December 31, 2020 and June 30, 2021, and thus, no interest and penalties related to uncertain tax positions were recorded.

For the six months ended June 30, 2021, based on interactions with the tax authorities, the Group received additional guidance regarding certain areas with heightened requirements, and updated its estimate of related tax benefit amount that is expected to be sustained upon settlement with tax authorities. Additional $27.9 million tax liability related to uncertain tax positions was recognized for the six months ended June 30, 2021, which is based on the updated estimate of the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authorities. It is possible that the estimate and ultimate resolution of these uncertain tax positions may further change based on further interactions with the tax authorities.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2016 through 2020 remain subject to the review by the relevant PRC tax authorities.

10. Related Party Transactions

The following sets forth significant related parties and their relationships with the Company:

Company Name	Relationship with the Company
SINA	Parent and affiliates under common control.

Alibaba	Strategic partner and significant shareholder of the Company.

During the six months ended June 30, 2020 and 2021, the Group entered in to a series of one-year loan agreements with SINA pursuant to which SINA is entitled to borrow from the Group to facilitate SINA’s business operations. SINA has withdrawn a total of $188.2 million and $310.9 million from the Group and repaid $146.7 million and $388.4 million to the Group during the six months ended June 30, 2020 and 2021, respectively. As of December 31, 2020 and June 30, 2021, the loans to and interest receivable from SINA were $547.9 million and $480.7 million, respectively.

The following sets forth significant related party transactions with the Group:

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Transactions with SINA
Revenue billed through SINA	$23,712	$24,586
Revenue from services provided to SINA	11,534	11,707
Total	$35,246	$36,293

Costs and expenses allocated from SINA(1)	$23,129	$18,603
Interest income on loans to SINA	$4,936	$9,995

Transactions with Alibaba
Advertising and marketing revenues from Alibaba – as an advertiser	$63,313	$73,266
Advertising and marketing revenues from Alibaba – as an agent	$9,229	$36,652
Services provided by Alibaba	$26,400	$21,504
(1)	Costs and expenses allocated from SINA represented the charges for certain services provided by SINA’s affiliates and charged to the Group using actual cost allocation based on proportional utilization (Note 1). In addition to the allocated costs and expenses, SINA also billed $20.1 million and $21.9 million for other costs and expenses incurred by Weibo but paid by SINA for the six months ended June 30, 2020 and 2021, respectively. During the six months ended June 30, 2020 and 2021, Weibo allocated $3.0 million and $1.5 million to SINA for costs and expenses related to certain of SINA’s activities for which Weibo made the payments, respectively.

The following table sets forth the details of the revenues from SINA by advertising and marketing revenues and value-added services revenues for the periods specified.

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands)
Transactions with SINA
Advertising and marketing revenues	$27,624	$30,931
Value-added services revenues	7,622	5,362
Total	$35,246	$36,293

The following sets forth related party outstanding balance:

	As of
	December 31,	June 30,
	2020	2021

	(In thousands)
Amount due from SINA(2)	$548,900	$498,618
Accounts receivable due from Alibaba	$135,321	$122,991

Loans to and interest receivable(3)(4)
- Company A (an investee in e-commerce business)	$79,762	$18,546
- Company B (an investee providing social and new media marketing services)	21,771	15,056
- Company C (an investee providing online brokerage services)	41,205	270,898
- Others	15,884	32,058
Total	$158,622	$336,558
(2)	The Group uses amount due from/to SINA to settle balances arising from cost and expenses allocated from SINA based on proportional utilization, other expenditures incurred by Weibo business but paid by SINA, transactions with third-party customers and suppliers settled through SINA, as well as business transactions between Weibo and SINA. These balances are trade in nature. As of December 31, 2020, and June 30, 2021, the amount due from SINA also included loans to and interest receivable from SINA of $547.9 million and $480.7 million at an annual interest rate ranging from 1.0% to 4.5% of maturity within one year, respectively, which are non-trade in nature.
(3)	The annual interest rates of the loans were ranging from 3.5% to 10% (interest free for Company B) and the maturities of all loans were within one year at both dates. These balances are non-trade in nature.
(4)	The Group assessed the collectability of outstanding loans at least on annual basis or whenever impairment indicators noted. For the year ended December 31, 2020, the Group recognized $82.2 million impairment charges on loans to and interest receivable from other related parties due to their unsatisfied financial performance and decline in forecasted revenues. For the six months ended June 30, 2021, the Group didn’t recognize any impairment charges on Loans to and interest receivable from other related parties.

Other related parties mainly include investee companies on which SINA or Weibo has significant influence. These investees are generally high-tech companies operating in different internet-related business. For the six months ended June 30, 2020 and 2021, advertising and marketing revenues generated from other related parties were $18.0 million and $22.7 million, value-added services revenues generated from other related parties were $0.9 million and $0.9 million, and cost and expenses were $16.7 million and $20.2 million respectively. As of December 31, 2020 and June 30, 2021, other related parties accounted for outstanding balances of net accounts receivable of $42.5 million and $41.0 million, accounts payable of $30.8 million and $28.7 million, and accrued and other liabilities of $4.8 million and $5.4 million, respectively.

11. Employee Benefit Plans

China Contribution Plan

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China participate in a government-mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor and welfare authorities a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor bureau is responsible for meeting all retirement benefit obligations. The Group has no further commitments beyond its monthly contribution. For the six months ended June 30, 2020 and 2021, the Group’s total contribution was $21.4 million and $37.8 million respectively.

12. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the period. Options and RSUs are not considered outstanding in the computation of basic earnings per share (“EPS”). Diluted EPS is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the six months ended June 30, 2020 and 2021, options to purchase ordinary shares and RSUs of 0.6 million and 1.5 million were recognized as dilutive factors and included in the calculation of diluted net income per share, respectively. For the six months ended June 30, 2020 and 2021, options and RSUs which were anti-dilutive and excluded from the calculation of diluted net income per share were 1.0 million and 0.1 million, respectively. For the six months ended June 30, 2020 and 2021, 6.8 million shares convertible from the convertible debt were anti-dilutive and excluded from the calculation of diluted net income per share for both of the periods.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Six Months Ended June 30,
	2020	2021
	(Unaudited)
	(In thousands, except per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to Weibo's shareholders	$250,524	$130,848
Denominator:
Weighted average ordinary shares outstanding	226,535	227,936
Basic net income per share attributable to Weibo's shareholders	$1.11	$0.57

Diluted net income per share calculation:
Numerator:
Net income attributable to Weibo's shareholders for calculating diluted net income per share	$250,524	$130,848
Denominator:
Weighted average ordinary shares outstanding	226,535	227,936
Effects of dilutive securities
Stock options	76	82
Unvested restricted share units	518	1,411
Shares used in computing diluted net income per share attributable to Weibo's shareholders	227,129	229,429
Diluted net income per share attributable to Weibo's shareholders	$1.10	$0.57

13. Segment Information

The Group currently operates and manages its business in two principal business segments globally—advertising and marketing services and value-added services. Information regarding the business segments provided to the Group’s chief operating decision makers (“CODM”), its Chief Executive Officer, is at the revenue level and the Group currently does not allocate operating costs and expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As substantially all of the Group’s revenues are derived from the PRC and substantially all of the Group’s long-lived assets are located within the PRC, no geographical information is presented.

The following is a summary of the Group’s revenues:

Revenues	Advertising & Marketing	Value-added services	Total

	(In thousands)
Six months ended June 30, 2020 (Unaudited)	$616,006	$94,776	$710,782

Six months ended June 30, 2021	$892,349	$141,013	$1,033,362

14. Profit Appropriation and Restricted Net Assets

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to WFOEs in China, its subsidiaries have to make appropriations from their after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Group’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from their after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in registered capital of the respective companies. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

As of December 31, 2020 and June 30, 2021 the Group’s PRC subsidiaries accrued approximately $127.2 million and $127.0 million in the general reserve/statutory surplus funds, respectively.

Under the PRC laws and regulations, the subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group either in the form of dividends, loans or advances of the consolidated net assets. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, VIEs and VIEs’ subsidiaries for working capital and other funding purposes, the Group may in the future require additional cash resources from the PRC subsidiaries, VIEs and VIEs’ subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare and pay dividends to or distribution to its shareholders. Net assets subject to restriction for the Group amounted to $450.3 million, or 14.5% of the Group’s total consolidated net assets as of June 30, 2021.

15. Fair Value Measurement

The following table summarizes, for assets measured at fair value on a recurring basis, the respective fair value and the classification by level of input within the fair value hierarchy as of December 31, 2020 and June 30, 2021:

	Fair Value Measurements
		Quoted Prices in
		Active Market	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

	(In thousands)
As of December 31, 2020:
Bank time deposits *	$1,515,880	$—	$1,515,880	$—
Wealth management products *	166,168	—	166,168	—
Equity securities with readily determinable market value **	289,221	289,221	—	—
Total	$1,971,269	$289,221	$1,682,048	$—

As of June 30, 2021:
Bank time deposits *	$750,467	$—	$750,467	$—
Wealth management products *	180,355	—	180,355	—
Equity securities with readily determinable market value **	241,590	241,590	—	—
Total	$1,172,412	$241,590	$930,822	$—

* Included in short-term investments on the Group’s consolidated balance sheets.

** Included in long-term investments on the Group’s consolidated balance sheets.

Recurring

The Group measures short-term investments  and equity securities with readily determinable fair values on a recurring basis. The fair value of the Group’s equity securities with readily determinable fair values are determined based on the quoted market price (Level 1). The fair value of the Group’s short-term investments are determined based on the quoted market price for similar products (Level 2).

Non-recurring

For those equity investments without readily determinable fair value, the Group measures them at market value when observable price changes are identified or impairment charges are recognized. The market values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements. The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized.

The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized. Certain privately held investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the investees’ financial performance, assumptions about future growth, and future financing plan, with impairment charges incurred and recorded in earnings for the period then ended. For the six months ended June 30, 2020 and 2021, $2.5 million and $66.6 million impairment charges were recorded for those equity investments without readily determinable fair values.

The Group’s non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they were determined to be impaired. In accordance with the Group’s policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment on its goodwill by reporting unit annually. The Group recognized no impairment charge of goodwill arising from previous acquisitions for the six months ended June 30, 2020 and 2021, respectively.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable due from third parties, accounts receivable due from Alibaba, accounts receivable due from other related parties, amount due from SINA, accounts payable, accrued and other liabilities approximates fair value because of their short-term nature.

16. Convertible Debt and Unsecured Senior Notes

In October 2017, the Company issued $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes due on November 15, 2022 (“2022 Notes”) at par. The Notes may be converted into Weibo’s American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company, at the option of the holders, which is equivalent to an initial conversion price of approximately $133.27 per ADS, subject to adjustment. The conversion rate may be adjusted under certain circumstances, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change prior to the maturity date of the notes, the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert his/her notes in connection with such make-whole fundamental change.

The net proceeds received by the Company from the issuance of the 2022 Notes were $879.3 million, net of issuance cost of $20.7 million. The Company will pay cash interest at an annual rate of 1.25%, payable semiannually in arrears on May 15 and November 15 of each year, beginning May 15, 2018. The issuance costs of the 2022 Notes are being amortized to interest expenses over the contractual life. The 2022 Notes related interest expenses were $7.7 million for both of the six months ended June 30, 2020 and 2021.

In July 2019, the Company issued $800 million in aggregate principal amount of unsecured senior notes due on July 5, 2024 (“2024 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2024 Notes were issued at par value and bear an annual interest rate of 3.50%, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The net proceeds to the Company from the issuance of the 2024 Notes were $793.3 million, net of issuance cost of $6.7 million. The issuance costs of the 2024 Notes are being amortized to interest expenses over the contractual life. The 2024 Notes related interest expenses were $14.7 million for both of the six months ended June 30, 2020 and 2021.

In July 2020, the Company issued $750 million in aggregate principal amount of unsecured senior notes due on July 8, 2030 (“2030 Notes”), unless previously repurchased or redeemed in accordance with the terms prior to maturity. The 2030 Notes bear an annual interest rate of 3.375%, payable semiannually in arrears on January 8 and July 8 of each year, beginning on January 8, 2021. The net proceeds to the Company from the issuance of the 2030 Notes were $740.3 million, net of issuance cost of $9.7 million. The issuance costs of the 2030 Notes are being amortized to interest expenses over the contractual life. For the six months ended June 30, 2021, the Group recognized $13.1 million interest expenses from the 2030 Notes.

17. Commitments and Contingencies

Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases its office facilities under non-cancelable operating leases with various expiration dates. For the six months ended June 30, 2020 and 2021, the Group recorded $6.0 million and $7.9 million lease expense, respectively. Based on the current rental lease agreements, future minimum lease payments commitments as of June 30, 2021 were as follows:

		Less than One	One to	Three to	More than
Operating lease commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
As of June 30, 2021	$12,800	$6,020	$3,632	$2,855	$293

Purchase commitments mainly include minimum commitments for marketing activities and internet connection. Purchase commitments as of June 30, 2021 were as follows:

		Less than One	One to	Three to	More than
Purchase commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
As of June 30, 2021	$591,545	$561,167	$28,263	$2,093	$22

2022 Notes represent the future maximum commitments relating to the principal amount and interests in connection with the issuance of $900 million in aggregate principal amount of 1.25% coupon interest convertible senior notes, which will mature on November 15, 2022. 2024 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of $800 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.50%, which will mature on July 5, 2024. 2030 Notes represent future maximum commitment relating to the principal amount and interests in connection with the issuance of $750 million in aggregate principal amount of unsecured senior notes bearing an annual interest rate of 3.375%, which will mature on July 8, 2030.

		Less than One	One to	Three to	More than
Other commitments	Total	Year	Three Years	Five Years	Five Years

	(In thousands)
2022 Notes	$916,867	$11,250	$905,617	$—	$—
2024 Notes	898,000	28,000	56,000	814,000	—
2030 Notes	990,469	25,313	50,625	50,625	863,906
Total	$2,805,336	$64,563	$1,012,242	$864,625	$863,906

There are uncertainties regarding the legal basis of the Group’s ability to operate an Internet business in China. Although China has implemented a wide range of market-oriented economic reforms, the telecommunication, information and media industries remain highly regulated. Not only are such restrictions currently in place, the existing regulations are unclear as to which specific segments of these industries companies with foreign investors, including the Company, may operate. Therefore, the Group may be required to limit the scope of its operations in China, and this could have a material adverse effect on its financial position, results of operations and cash flows.

There are no claims, lawsuits, investigations or proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material impact on the Group’s financial statements.

18. Redeemable Non-controlling Interests

In the fourth quarter of 2020, the Group entered into a series of share purchase agreements with then existing shareholders of Shanghai Jiamian Information Technology Co., Ltd. (“JM Tech”) to acquire the majority of the company’s equity interest. The Group agreed to redeem the non-controlling interests held by founders and CEO of the company under certain circumstances during the following years subsequent to the acquisition. The Group determined that the non-controlling interest with redemption rights should be classified as redeemable non-controlling interest since they are contingently redeemable upon the occurrence of certain conditional events, which are not solely within the control of the Group.

The redeemable non-controlling interests is recognized at fair value on the acquisition date. The Group records accretion on the redeemable non-controlling interest to the redemption value over the period from the date of the acquisition to the date of earliest redemption. The accretion using the effective interest method, is recorded as deemed dividends to preferred shareholders, which reduce retained earnings and equity classified non-controlling interests, and earnings available to common shareholders in calculating basic and diluted earnings per share.

The process of adjusting redeemable non-controlling interests to its redemption value (the “Mezzanine Adjustment”) should be performed after attribution of the subsidiary's net income or loss pursuant to ASC 810, Consolidation. The carrying amount of redeemable non-controlling interests will equal the higher of the amount resulting from application of ASC 810 or the amount resulting from the Mezzanine Adjustment. As the expected redemption value is less than the carrying value of redeemable non-controlling interests, there is nil mezzanine adjustment recognized for the six months ended June 30, 2021.

Pursuant to the agreements between the Group and the founders who are also employees of JM Tech, the founders are required to be in employment during the following two years till December 31, 2022 to be entitled to their proportionate share in JM Tech’s existing and future retained earnings during the period. Such entitlement will automatically be forfeited upon the termination of their employment during the period. The Company considered this arrangement as certain economic interests associated with the founders’ non-controlling interest in JM Tech till December 31, 2022. Therefore, the Company recognized compensation costs for the founders’ share of JM Tech’s retained earnings with the credit increasing non-controlling interest and redeemable non-controlling interest. During the six months ended June 30, 2021, $13.3 million compensation costs were recognized, of which $10.9 million was recorded to increase redeemable non-controlling interest.

19. Subsequent events

From June 30, 2021 to the date of publication of this report, there was no subsequent event which had a material impact on the Group.